Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

 烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

SUPPLEMENTAL ANNOUNCEMENT IN RELATION TO THE POLL RESULTS OF THE ANNUAL GENERAL MEETING

Reference is made to the announcement of the poll results of the annual general meeting of Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) dated 27 June 2025 (the “Announcement”). Unless the context otherwise requires, capitalized terms in this announcement shall have the same meanings as defined in the Announcement.

In addition to the disclosures in the Announcement, the Company would like to supplement the following additional information in relation to the retirement of Mr. Tang Zhaodong (“Mr. Tang”) as an independent non-executive director of the Company.

The Company is not aware of any disagreement between Mr. Tang and the Board or the Company and that there is no other matter in respect of his retirement that needs to be brought to the attention of the shareholders of the Company pursuant to Rule 13.51(2) of the Listing Rules.

The Board would like to extend its appreciation to Mr. Tang for his valuable contribution during his tenure of office in the Company.

By order of the Board Graphex Group Limited Lau Hing Tat Patrick Chairman

Hong Kong, 4 July 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non- executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai and Mr. Liu Kwong Sang.